IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD ANNOUNCES INVESTMENT IN COLOMBIA CREST GOLD CORP

All amounts in Canadian dollars unless otherwise indicated.

Toronto, Ontario, November 4, 2011 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that by way of a private placement it has acquired 12,000,000 units (each a "Unit") of Colombia Crest Gold Corp. ("Colombia Crest"), at the price of $0.285 per Unit, for a total amount of $3,420,000. Each Unit is comprised of one common share and one-half of a common share purchase warrant (each full warrant a "Warrant"), with each Warrant entitling IAMGOLD to purchase one common share for $0.35 for up to 24 months after the date of issuance.

IAMGOLD's ownership of 12,000,000 common shares of Colombia Crest represents approximately 14% of the outstanding common shares. If IAMGOLD were to exercise the 6,000,000 Warrants it acquired together with the common shares, it would own 18,000,000 common shares of Colombia Crest, or approximately 19.7% of the outstanding common shares.

IAMGOLD's President and Chief Executive Officer, Steve Letwin said, "IAMGOLD has extensive experience in South America. The mineralization of Colombia's Middle Cauca gold belt is well known to our technical team and we have established strong relationships with the government. The combination of Colombia's untapped mining potential together with the increasing stability of the country is a key reason why we have our periscope up in this region. Colombia Crest has several early stage projects with attributes characteristic of the type of exploration opportunities we are looking for."

IAMGOLD and Colombia Crest have agreed on both technical and social responsibility programs to be implemented at certain Colombia Crest exploration projects. These programs will be funded for the most part by the proceeds of the placement. In addition, in connection with its subscription, IAMGOLD has certain anti-dilution rights in the event that Colombia Crest conducts further financings during the three years after the date of issuance, or in the event that outstanding options and warrants increase Colombia Crest's outstanding share capital by 5% or more.

The common shares and Warrants to purchase common shares of Colombia Crest acquired today by IAMGOLD were acquired for investment purposes. IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of Colombia Crest. It is the intention of IAMGOLD to evaluate its investment in Colombia Crest on a continuing basis and such holdings may be increased (including increases resulting from the exercise of the Warrants) or decreased in the future.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "potential", "hope", "should", "continue", "expect", "anticipate", "estimate" or "believe" or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About Colombia Crest Gold Corp.
Colombia Crest Gold Corp. is focused on systematically exploring, developing and monetizing promising new gold projects in Colombia as well as realizing the potential of its 100 percent-owned San Simón project in Bolivia. The Company employs a team of seasoned geologists, each with 20+ years of experience exploring and discovering this type of porphyry deposit around the world, including Argentina, Mexico, Alaska, Indonesia, and Eastern Europe.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:
Bob Tait, VP Investor Relations,
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD has filed an early warning report on Colombia Crest Gold Corp.'s SEDAR profile, at www.sedar.com. A copy of the report may be obtained by contacting Laura Young at 416-933-4952.